UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)


CIRRUS LOGIC, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

172755100
(CUSIP Number)

Alfred Teo
Alpha Industries, Inc.
Page & Schuyler Avenues
P. O. Box 808
Lyndhurst, NJ  07071
(201) 933-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2001
(Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13D-1(f) or 240.13d-1(g)

1.  Names of Reporting Persons.  I.R.S. Identification
Nos. of above persons (entities only):  Alfred
Teo; SSN:  ###-##-####

2.  Check the Appropriate Box if a Member
of a Group (see Instructions)

(a)

(b) XX

3.  SEC Use Only

4.  Source of Funds (See Instructions) ____(PF)________________________

5.  Check if Disclosure of Legal Proceedings
Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization: USA

Number of         7.  Sole Voting Power: 222,735
Shares
Beneficially      8.  Shared Voting Power: 2,160,000
Owned
by                9.  Sole Dispositive Power: 222,735
Each
Reporting         10.  Shared Dispositive Power: 2,160,000
With
                  11.  Aggregate Amount Beneficially Owned by
                       Each Reporting Owned by Each
                       Reporting Person: 2,382,735

                  12.  Check of the Aggregate Amount
                       in Row (11) Excludes
                       certain shares (See Instructions)

13.  Percent of Class Represented by Amount in Row
11)   3.1%1

14.  Type of Reporting Person (See Instructions):IN




1.  Names of Reporting Persons.  I.R.S. Identification
Nos. of above persons (entities only):
Annie Teo; SSN:  ###-##-####

2.  Check the Appropriate Box if a Member of a Group
(see Instructions)

(a)

(b) XX

3.  SEC Use Only

4.  Source of Funds (See Instructions): (PF)

5.  Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization: USA

Number of     7.  Sole Voting Power:0
Shares
Beneficially  8.	Shared Voting Power: 2,160,000
Owned
by            9.  Sole Dispositive Power:  0
Each
Reporting    10.  Shared Dispositive Power:  2,160,000
Person
With         11.	Aggregate Amount Beneficially Owned
                  by Each Reporting Person:  2,160,0002

12.  Check of the Aggregate Amount in Row (11) Excludes
Certain Shares(See Instructions)

13.  Percent of Class Represented by Amount in Row (11)   2.9%3

14.  Type of Reporting Person (See Instructions) IN



1.  Names of Reporting Persons.  I.R.S. Identification Nos.
of above persons (entities only):
Alpha Industries, Inc. Retirement Plan dated
January 1, 1984, Alfred S. Teo, Trustee, Tax I.D. #22-2408251

2.  Check the Appropriate Box if a Member of a Group
(see Instructions)

(a)

(b) XX

3.  SEC Use Only

4.  Source of Funds (See Instructions): (OO)

5.  Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization: New Jersey, USA

Number of        7.  Sole Voting Power: 121,200
Shares
Beneficially     8.  Shared Voting Power:  0
Owned
by               9.  Sole Dispositive Power: 121,200
Each
Reporting        10. Shared Dispositive Power:	0
Person
With             11. Aggregate Amount Beneficially Owned by
                 Each Reporting Person: 121,200

12.  Check of the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)   0.1%4

14.  Type of Reporting Person (See Instructions): OO





1.  Names of Reporting Persons.  I.R.S. Identification Nos.
of above persons (entities only):
DCGT 401k Delaware Charter as Custodian FBO Alfred
Teo, Delta Plastics; Tax I.D. ####-##-####

2. Check the Appropriate Box if a Member of a Group (see Instructions)

(a)

(b) XX

3.  SEC Use Only

4.  Source of Funds (See Instructions)(OO)

5.  Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization: New Jersey, USA

Number of       7.  Sole Voting Power:101,535
Shares
Beneficially    8.  Shared Voting Power: 0
Owned
by              9.  Sole Dispositive Power: 101,535
Each
Reporting      10.  Shared Dispositive Power: 0
Person
With           11.  Aggregate Amount Beneficially Owned by
                    Each Reporting Person: 101,535

12.  Check of the Aggregate Amount in Row (11) Excludes
Certain Shares(See Instructions)

13.  Percent of Class Represented by Amount in Row (11): 0.1%5

14.  Type of Reporting Person (See Instructions): OO



Item 1.  Security and Issuer

No Par Value Common Stock

Cirrus Logic, Inc.

Stephanie Lucie
Vice President and Associate General Counsel
Cirrus Logic, Inc.
4210 S. Industrial Drive
Austin, TX  78744

This Amendment No. 8 amends and supplements the Schedule 13D filed on August 27, 1997, as amended, related to the shares of Common Stock, par value $001 of Cirrus Logic, Inc., a Delaware corporation ("Issuer"). The address of the principal executive office of the Issuer is 4210 S. Industrial Drive, Austin, TX 78744.

Pursuant to Rule 13d-1(k) promulgated under the Securities
Exchange Act of 1934, as amended (the "Act"), the undersigned hereby jointly file this amended statement on Schedule 13D
("Statement") on behalf of Alfred S. Teo, Annie Teo, Alpha Industries, Inc. Retirement Plan and DCGT 401k Delaware Charter as Custodian FBO Alfred Teo, Delta Plastics. The foregoing persons may be hereinafter referred to collectively as the "Reporting Persons. The Reporting Persons are making this single, joint filing to comply with the reporting requirements with respect to Common Stock of the Issuer that each beneficially owns.


Item 2.  Identity and Background


I.  ALFRED TEO AND ANNIE TEO, JOINT TENANTS WITH RIGHTS OF SURVIVORSHIP

(a)  Alfred Teo and Annie Teo, husband and wife

(b)  Residence:  783 West Shore Drive, Kinnelon, NJ 07405

(c) Annie Teo is a homemaker and interior decorator, being the Director, President and
Treasurer of TUK Associates, Inc. of Kinnelon, New Jersey.
Annie Teo is also a Building Manager. Alfred Teo is engaged in the manufacture and distribution of plastics and plastic products. Both Annie Teo and
Alfred Teo have interests in various partnerships and
 other entities holding title to real property. Alfred Teo holds the below described offices in the following corporations, all of which are manufacturers and distributors
of plastics and plastic products:

Chairman, President and Director :
Sigma Extruding Corp.
Page & Schuyler Avenues, Lyndhurst, New Jersey 07071

Chairman and Director:
Omega Extruding Corp. of California
9614 Lucas Ranch Road, Rancho Cucamonga, California   91730

Chairman and Director:
Omega Plastic Corp.
Page & Schuyler Avenues, Lyndhurst, New Jersey 	07071

Chairman, President and Director:
Beta Plastics Corp.
120 Amor Avenue, Carlstadt, New Jersey 07072

Chairman, Chief Executive Officer and Director:
Alpha Industries, Inc.
Page & Schuyler Avenues, Lyndhurst, New Jersey 07071

Alfred Teo also holds the offices of President and Director of Red Line Express Corp., Page & Schuyler Avenues, Lyndhurst,
New Jersey. This corporation is in the business of intra-state and inter-state trucking.

Alfred Teo also holds the offices of Secretary and Chairman of the Board of Directors of Discount Packaging Corp., 50 Grafton Avenue, Newark, New Jersey 07104. This corporation is in the packaging business.

(d)  During the last five (5) years, neither Alfred Teo nor Annie
Teo have been convicted in a criminal proceeding.

(e) During the last five (5) years, neither Alfred Teo nor Annie Teo have been a party to a civil proceeding of a judicial or administrative
body of competent jurisdiction as a result of which they were subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Alfred Teo and Annie Teo are United States citizens.




II.  ALPHA INDUSTRIES, INC. RETIREMENT PLAN

(a) Alpha Industries, Inc. Retirement Plan dated January 1, 1984, Alfred Teo, Trustee

(b)  Place of Organization:  Page & Schuyler Avenues, Lyndhurst,
New Jersey 07071

(c)  Principal business:  Trust

(d) During the last five (5) years, Alfred Teo has not been convicted in a criminal proceeding.

(e) During the last five (5) years, Alfred Teo has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Alfred Teo is a U.S. citizen.

III.  DCGT 401K DELAWARE CHARTER AS CUSTODIAN FBO ALFRED TEO,
DELTA PLASTICS

(a)  DCGT 401k Delaware Charter as Custodian FBO Alfred Teo,
Delta Plastics.

(b)  Place of Organization:  560 Ferry Street, Newark, New Jersey 07105.

(c)  Principal business:  401k

(d) During the last five (5) years, Alfred Teo has not been convicted in a criminal proceeding.

(e) During the last five (5) years, Alfred Teo has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Alfred Teo is a U.S. citizen.




Item 3.  Source and Amount of Funds or Other Consideration

The source of funds used by Alfred Teo and Annie Teo in making all purchases of Common Stock was personal funds. The source of funds used by Alpha Industries, Inc. Retirement Plan and DCGT 401k Delaware Charter as Custodian FBO Alfred Teo, Delta Plastics was trust funds. The aggregate amount of funds used in making purchases, including brokerage commissions and other costs of execution was as set forth in the following table:

Alfred Teo and Annie Teo,
Joint Tenants with Rights of Survivorship         $43,200,000.00

Alpha Industries Retirement Plan                  $  2,424,000.00

DCGT 401k Delaware Charter as Custodian
FBO Alfred Teo, Delaware Plastics                 $  2,030,700.00

Total                                             $47,654,700.00



Item 4.  Purpose of Transaction

The acquisition of the securities of the issuer was made for the purpose of investment.

(a) The reporting persons may acquire additional securities of the issuer or dispose of securities of the issuer from time to time;

(b) The reporting persons have no plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) The reporting persons have no plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) The reporting persons have no plans or proposals which relate to or would result in any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) The reporting persons have no plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the issuer;

(f) The reporting persons have no plans or proposals which relate to or would result in any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) The reporting persons have no plans or proposals which relate to or would result in any changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) The reporting persons have no plans or proposals which relate to or would result in causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association;

(i) The reporting persons have no plans or proposals which relate to or would result in a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) The reporting persons have no plans or proposals which relate to or would result in any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

(a) As of the close of business on April 11, 2001, the aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 is as follows:

Name                                   Number of         Percentage
                                       Shares            of Class

Alfred Teo and Annie Teo,              2,160,000         2.9%
Joint Tenants with Rights
of Survivorship

Alpha Industries, Inc.
Retirement Plan                          121,200         0.10%

DCGT 401k Delaware Charter as
Custodian FBO Alfred Teo,
Delta Plastics                           101,535         0.10%

Total                                  2,382,735         3.10%

Note: Percentage of Class is based on 73,347,644 shares believed to be outstanding as of April 30, 2001 according to the Issuer's
Transfer Agent.

(b)
1. Alfred Teo and Annie Teo hold the shares listed next to their names in paragraph (a) above as "joint tenants with rights of survivorship" and, as such, jointly share the power to vote or direct the vote, dispose of or direct the disposition of their shares.

2. Alfred Teo is the Trustee of the Alpha Industries, Inc. Retirement Plan dated January 1, 1984, and therefore has sole power to vote or direct the vote, dispose of or direct the disposition of the shares of the issuer held by this Retirement Plan.

(c) Transactions in the class of securities reported that were effected in the last sixty (60) days are: on April 11, 2001 Alfred and Annie Teo sold 6,443,900 shares to Cirrus Logic, Inc. @$10.52 per share.

(d) Where an interest relates to more than five (5%) percent of the class, persons having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities are the same persons identified in paragraph (b) above.

(e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but no limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies. Mr. and Mrs. Teo have also stated that, in the election of directors, they intend to vote their shares of the Issuer in favor of the Governance Committee's nominees to the Board; not to directly or indirectly participate in any solicitation of proxies other than as recommended by the Board with respect to voting shares of the Issuer; not to form, join or in any way participate in a "group" within the meaning of Section
 13(d)(3) of the Securities
 Exchange Act of 1934 with respect to any voting securities of the Issuer, and not to otherwise act alone or in concert with others to seek control of the Issuer. The Issuer has signed no agreement with Mr. Teo or any other Reporting Person with respect to the foregoing matters.


Item 7.  Material to be Filed as Exhibits.

There are no written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) (Section 240.13d-1(f)) and no written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other mater as disclosed in Item 4; and (3) the transfer or voting of the securities,
finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of 			, 2001

/s/ Alfred Teo
Alfred Teo, Individually


/s/ Annie Teo
Annie Teo, Individually


ALPHA INDUSTRIES, INC. RETIREMENT PLAN

By:  /s/ Alfred Teo
     Alfred Teo, Trustee


DCGT 401k DELAWARE CHARTER AS
CUSTODIAN FBO ALFRED TEO, DELTA PLASTICS

By:  /s/ Alfred Teo
     Alfred Teo


1 Based on 73,347,644 shares outstanding as of April 30, 2001 according to the Issuer's Transfer Agent.

Alfred Teo has an outstanding stock option to purchase up to 22,708 vested shares which was granted to him unde the terms of the Cirrus 1990 Directors' Stock Option Plan.
Mr. Teo has 7 months from April 10, 2001 within which to exercise the option and purchase the vested shares. Alfred
Teo resigned as a Director of the Issuer on April 10, 2001.

2 Because Mr. Teo is the spouse of Mrs. Teo, such shares may be deemed to be beneficially owned by Mrs. Teo.
Nevertheless, Mrs. Teo disclaims beneficial ownership of such shares.

3 Based on 73,347,644 shares outstanding as of April 30, 2001 according to the Issuer's Transfer Agent.

4 Based on 73,347,644 shares outstanding as of April 30, 2001 according to the Issuer's Transfer Agent.

5 Based on 73,347,644 shares outstanding as of April 30, 2001 according to the Issuer's Transfer Agent.